www.dinurdelucalaw.com	990 Hammond Drive, Suite 760
30328	Atlanta, Georgia
FAX: 770-395-3171	OFFICE: 770-395-3170
Daniel D. Dinur	Anthony A. DeLuca
dan@dinurdelucalaw.com	anthony@dinurdelucalaw.com

October 2, 2009

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549-4561
Attention: Adam F. Turk

RE:
International Medical Staffing, Inc.;
Registration Statement on Form S-4;
File No. 333-161701, filed September 3, 2009;
SEC's comment letter dated September 22, 2009 (the "Comment Letter")
Amendment No. 1 (this “Amendment”)

Ladies and Gentlemen:

In response to the comments in the Comment Letter, note the following responses:

page iii
The warrants, convertible notes and convertible debentures are being registered with this Amendment.  The changes in the number of shares and warrants being registered reflect the exercise of certain warrants and the issuance of additional shares of PSPM common stock in a private placement that have occurred since September 3, 2009.  The new shares and warrants numbers have also been reflected on pages iv, 1, 13 and 21.

page 26
The discussion regarding the Federal income tax consequences of the proposed reorganization has been revised to include a reference to a tax opinion.  The opinion has been provided by Dinur and DeLuca, LLP, and is included as Exhibit 8.1 to this Amendment.

In addition, based on the most updated analysis of the state of Registrant’s proprietary technology and business strategy, and to reflect a change in transfer agents, minor language changes have been made on the following pages of this Amendment: 5, 6, 17, 20, 27, 39, 40, 41, 42, 43, 44 and 45.

An amended Annual Report on Form 10-K/A for the Registrant, containing the required references to the framework for the evaluation by management of internal controls, was filed on September 29, 2009, and is available at http://www/sec.gov.

We trust that the foregoing adequately responds to the comments set forth in the Comment Letter and stand ready to respond to any additional comments you may have.

By separate cover, we have filed the Registrant’s request for acceleration of the effective date, dated October 1, 2009.
Very truly yours,

DINUR AND DELUCA, LLP.

By:	/S/ Daniel D. Dinur
Daniel D. Dinur

DDD/mtl